UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FAR POINT ACQUISITION CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30734W109

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233 8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Michael Wolfson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York NY 10017

(212) 455-2000

August 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on May 27, 2020, as amended by Amendment No. 1 filed on July 14, 2020 (as amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On August 15, 2020, Globetrotter, New Global Blue, Global Blue, US Holdco, US Merger Sub, Cayman Holdings and Jacques Stern, solely in his capacity as the Management Representative (collectively the “GB Seller Parties”) and, solely for the purposes noted therein, Silver Lake Partners III Cayman (AIV III), L.P., Silver Lake Technology Investors III Cayman, L.P., SL / PG Global Blue Co-Invest, L.P., SLTA III Cayman, SL III Offshore Ltd (collectively, the “Silver Lake Funds”) entered into certain separate agreements (the “August Agreements”) with (i) the Issuer and (ii) the Backstop Provider, Far Point LLC, Third Point LLC, Third Point Ventures LLC and certain affiliates of Third Point LLC (the “TP Funds”). The August Agreements, among other things, will help facilitate the closing of the pending Transactions. However, the August Agreements do not amend the Merger Agreement and will not impact the equity ownership percentages in New Global Blue, the surviving public entity of the Transactions, to be received by Issuer stockholders or Primary PIPE Investors who are not parties to the August Agreements. While the August Agreements will result in less cash consideration at closing for the Seller Parties, under the terms of the Merger Agreement, such Seller Parties will instead receive additional ordinary shares of New Global Blue at $10.00 per share.

Provisions of the August Agreements include, but are not limited to:

•

TP Funds agreed to fund into escrow $61 million to satisfy a portion of the TP Funds’ obligations under the Forward Purchase Agreement, and Third Point LLC and/or its affiliates, as applicable (“Third Point”) reiterated its commitment to voting its Issuer shares in favor of the Transactions;

•

Globetrotter, on behalf of the GB Seller Parties, and Issuer agreed not to enforce any rights or claims under the Forward Purchase Agreement, the Share Purchase and Contribution Agreements among GB Seller Parties, Issuer and Third Point, the Shareholders Agreement (as defined in the Merger Agreement) and the Relationship Agreement (as defined in the Merger Agreement) if the TP Funds purchase at least $61 million of shares under the Forward Purchase Agreement;

•

If the $61 million of escrowed funds exceeds the Forward Purchase Price under the Forward Purchase Agreement, Globetrotter has agreed to return the excess escrowed funds to the TP Funds after the closing of the Transactions;

•

Third Point Ventures LLC and the TP Funds will cease to be parties to the Shareholders Agreement, and the Founder will cease to be a party to the Relationship Agreement, with no further rights and obligations under these agreements;

•

The New Global Blue shares to be received by the TP Funds for their Issuer Class B Common Stock, all contingent shares contemplated by the Merger Agreement (if applicable) and all Issuer warrants will be transferred to Globetrotter, other than 4,316,321 New Global Blue shares that will be transferred by the TP Funds for the benefit of Thomas Farley, David Bonanno and Kelly Vallante, members of FPAC management, subject to certain terms and conditions; and Issuer and Third Point have agreed not to object and to cooperate with these arrangements;

•

The Issuer agreed not to assert that certain conditions to closing have failed to be satisfied, if applicable, including (but not limited to) an occurrence in most cases of a material adverse effect, the failure of New Global Blue to obtain New York Stock Exchange listing approval or the failure of Global Blue to obtain certain regulatory approvals;

•

If New Global Blue fails to obtain New York Stock Exchange listing approval by the closing date, New Global Blue has agreed to use commercially reasonable efforts to seek and obtain approval for listing on the New York Stock Exchange, NYSE American, NASDAQ or another nationally or internationally recognized stock exchange (each, a “Preferred Venue”) or another stock exchange or the over-the-counter market, which may include OTCBB or pink sheets; and New Global Blue will continue to use commercially reasonable efforts to seek and obtain approval on a Preferred Venue until the earliest of (i) 12 months after the closing date, (ii) approval for listing on a Preferred Venue and (iii) completion of a merger or other similar transaction, the result of which Globetrotter and its affiliates cease to own more than 50% of the outstanding New Global Blue shares or there is a sale of all or substantially all of the assets of New Global Blue, after which time New Global Blue will be no longer obligated to maintain or seek any listing (subject to certain exceptions, including, if a listing has been obtained in the 12-month period after the closing date, seeking re-instatement of such obligations for the remainder of such 12-month period in the event of an involuntary de-listing);

•

Third Point and the TP Funds agreed not to assert that any condition to the consummation of the Transactions has failed to be satisfied; to promptly take any requested action to facilitate the satisfaction of any condition to the consummation of the Transactions; and not to do anything that may undermine or make more difficult the satisfaction of any condition to the consummation of the Transactions;

•

The Issuer (subject to complying with its obligations under its charter), Third Point and the TP Funds agreed not to exercise any termination rights they may have with respect to the Transactions until September 11, 2020;

•

The Issuer agreed to take actions reasonably requested by Globetrotter to enable the closing conditions to be satisfied (which may entail a reverse stock split in certain scenarios at the expense of Globetrotter);

•

Globetrotter agreed to allow the Issuer to redeem up to 65,700 shares of Issuer common stock held by David Bonanno, the Issuer’s Chief Financial Officer and a director, and up to 100,000 shares of Issuer common stock held by Laurence Tosi, a director of the Issuer (such shares were purchased by such individuals in connection with the Issuer’s initial public offering);

•

The Issuer agreed not to object to the termination of the existing financing arrangements as long as a replacement or alternative financing facility is available on terms consistent with the Merger Agreement;

•

The Issuer agreed to consent to (and take actions to effectuate) amendments, waivers or modifications of any PIPE agreement or PIPE investment, at the request of Globetrotter and to the extent Globetrotter believes in good faith that doing so would be in the best interest of New Global Blue; and

•	Third Point, the TP Funds, the Issuer and Globetrotter have entered into customary and mutual releases of claims.

References to and descriptions of the August Agreements set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 to this Amendment No. 2 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:

L.

Letter Agreement, dated as of August 15, 2020 by and among the Issuer, Globetrotter, New Global Blue, Global Blue, US Holdco, US Merger Sub, Cayman Holdings, Jacques Stern, solely in his capacity as the Management Representative and, solely for the purposes of Section 12(b) therein, the Silver Lake Funds (incorporated herein by reference from Exhibit 10.1 to the Issuer’s 8-K filed on August 17, 2020).

M.

Letter Agreement, dated as of August 15, 2020 by and among the Globetrotter, New Global Blue, Global Blue, US Holdco, US Merger Sub, Cayman Holdings, Jacques Stern, solely in his capacity as the Management Representative and, solely for the purposes of Section 10(b) therein, the Silver Lake Funds, Cloudbreak Aggregator LP, Far Point LLC, Third Point LLC, Third Point Ventures LLC and the TP Funds (incorporated herein by reference from Exhibit 10.2 to the Issuer’s 8-K filed on August 17, 2020).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2020

SL GLOBETROTTER, L.P.
By:	SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Director

SL GLOBETROTTER GP, LTD.

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.
By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Director

SILVER LAKE (OFFSHORE) AIV GP III, LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Director